Exhibit 99.1

Safe-T Group Ltd. Prices $8.4 Million Public Offering

HERZLIYA, Israel, April 21, 2020 -- Safe-T® Group Ltd. (NASDAQ, TASE: SFET) (Safe-T or the Company), a provider of Secure Access solutions for on-premise and hybrid cloud environments, announced today the pricing of an underwritten public offering with expected total gross proceeds of approximately $8.4 million before deducting underwriting discounts, commissions and other offering expenses payable by the Company.

The securities offered by the Company consist (i) 858,600 units (the "Units") of American Depositary Shares (each, an "ADS") and warrants to purchase one ADS per warrant (the "Warrants"), with each Unit consisting of one ADS and one Warrant, and (ii) 6,777,500 pre-funded units (the "Pre-Funded Units"), with each Pre-Funded Unit consisting of one pre-funded warrant to purchase one ADS (a "Pre-Funded Warrant") and one Warrant.

Each ADS represents 40 ordinary shares of the Company. Each Unit will be sold at a price of $1.10 per unit, and each Pre-Funded Unit will be sold at a price of $1.099 per unit. The Pre-Funded Warrants will be exercisable at any time after the date of issuance upon payment of the exercise price of $0.001 per ADS. The Warrants will have a per ADS exercise price of $1.20 per full ADS, are exercisable immediately, and expire five years from the date of issuance.

The Company has granted the underwriter a 45-day option to purchase up to an additional 1,145,415 ADSs and/or Warrants to cover over-allotments, if any.

Safe-T Group intends to use the net proceeds from the offering for working capital, general corporate purposes and pursuing strategic opportunities, including, but not limited to, business combination transactions, and to repay up to $536,086 of the remaining convertible loan from April 2019.

The offering is expected to close on April 23rd, 2020, subject to customary closing conditions.

A.G.P./Alliance Global Partners is acting as the sole book-running manager for the offering.

This offering is being made pursuant to an effective registration statement on Form F-1 (No. 333-237629) previously filed with the U.S. Securities and Exchange Commission (the “SEC”) and declared effective on April 20, 2020. A preliminary prospectus relating to the proposed offering was filed with the SEC on April 17, 2020 and is available on the SEC’s website located at http://www.sec.gov. A final prospectus relating to the proposed offering will be filed and made available on the SEC’s website. Electronic copies of the preliminary prospectus and the final prospectus may be obtained, when available, from A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022 or via telephone at 212-624-2060 or email: prospectus@allianceg.com. Before investing in this offering, interested parties should read in their entirety the prospectus and the other documents that Safe-T has filed with the SEC, which provide more information about Safe-T and such offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Safe-T Group Ltd.

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a provider of Zero Trust Access solutions which mitigate attacks on enterprises' business-critical services and sensitive data, while ensuring uninterrupted business continuity.

Safe-T’s cloud and on-premises solutions ensure that an organization’s access use cases, whether into the organization or from the organization out to the internet, are secured according to the “validate first, access later” philosophy of Zero Trust. This means that no one is trusted by default from inside or outside the network, and verification is required from everyone trying to gain access to resources on the network or in the cloud.

Safe-T’s wide range of access solutions reduce organizations’ attack surface and improve their ability to defend against modern cyberthreats. As an additional layer of security, our integrated business-grade global proxy solution cloud service enables smooth and efficient traffic flow, interruption-free service, unlimited concurrent connections, instant scaling and simple integration with our services.

With Safe-T's patented reverse-access technology and proprietary routing technology, organizations of all size and type can secure their data, services and networks against internal and external threats.

At Safe-T, we empower enterprises to safely migrate to the cloud and enable digital transformation.

SDP solution on AWS Marketplace is available here.

For more information about Safe-T, visit www.safe-t.com.

Forward-Looking Statements

Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate,” “expect,” and “intend,” among others.  For example, forward-looking statements include statements regarding the offering. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the SEC on March 31, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. There are a number of factors that could cause actual events to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the closing of the offering is subject to various conditions and contingencies as are customary in underwriting agreements. If these conditions are not satisfied or the specified contingencies do not occur, the offering may not close. Safe-T does not undertake an obligation to update or revise any forward-looking statement. Investors should read the risk factors set forth in Safe-T’s filings. Safe-T does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contact

Safe-T Group Ltd.

Shai Avnit, Chief Financial Officer

shai.avnit@safe-t.com

+ 972-986-661-10